Exhibit 99.1

Contacts:
Investors	Media
Traci McCarty	Debra Charlesworth
BioMarin Pharmaceutical Inc.	BioMarin Pharmaceutical Inc.
(415) 455-7558	(415) 455-7451

February 10, 2015

For Immediate Release

Prosensa Announces Voluntary Delisting and Advance Liquidation Distribution

Leiden, The Netherlands, Feb. 10, 2015 – Prosensa Holding N.V. (NASDAQ: RNA) (“Prosensa” or the “Company”), the biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, announced today that, on February 11, 2015, it will file a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) (the “Form 25”), with the Securities Exchange Commission (“SEC”) in order to voluntarily delist the registered shares of the Company, nominal value €0.01 per share (the “Shares”) from the NASDAQ Global Select Market (“NASDAQ”), which will become effective 10 days after filing. NASDAQ has advised the Company that it will suspend trading of the Shares after the market closes on February 11, 2015. As such, shareholders of the Company will not be able to trade their shares on NASDAQ thereafter.

As previously disclosed, BioMarin Falcons B.V. and BioMarin Giants B.V., both indirect or direct subsidiaries of BioMarin Pharmaceutical Inc., now collectively hold 96.76% of the Shares. On February 5, 2015, Prosensa and BioMarin Falcons entered into an asset sale agreement whereby BioMarin Falcons will acquire all of Prosensa’s assets and assume all of Prosensa’s liabilities (the “Asset Sale”). The Company expects the Asset Sale to close on February 12, 2015. In conjunction with the Asset Sale, Prosensa will make an advance liquidation distribution to its remaining shareholders with each remaining shareholder receiving a cash payment equal to $17.75 per Share and one contingent value right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones, without interest thereon and less any applicable withholding taxes. If a shareholder of Prosensa holds its shares of Prosensa through the Depositary Trust Company, the shareholder will receive its advance liquidation distribution through the Depositary Trust Company. Following the Asset Sale and advance liquidation distribution, Prosensa is not expected to have any assets and no further distributions are expected to be made.

Additionally, upon satisfaction of the applicable requirements for deregistration, Prosensa intends to file a Form 15 with the SEC under the Exchange Act, requesting the deregistration of the Shares under the Exchange Act and the suspension of the Company’s reporting obligations under the Exchange Act. The Company has not arranged (nor is it planning to arrange) for the listing of the Shares on another U.S. securities exchange or for quotation of the Shares on any other quotation medium in the United States. Additionally, following the Asset Sale and advance liquidation distribution, Prosensa will have no assets and the Shares are expected to have little to no value.

The Company reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

About Prosensa Holding N.V.

Prosensa is a biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, Myotonic Dystrophy and Huntington’s disease.

Prosensa’s current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

Safe Harbor Statement

Some of the statements contained in this announcement are forward-looking statements, including statements regarding the expected consummation of the Asset Sale and advance liquidation distribution, which involves a number of risks and uncertainties, the possibility that the transaction will not be completed and other risks and uncertainties discussed in Prosensa’s public filings with the SEC, including the “risk factors” sections of Prosensa’s annual report on Form 20-F for the year ended December 31, 2013, as well as the tender offer documents filed by BioMarin and the solicitation/recommendation statement filed by Prosensa. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. these statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. BioMarin and Prosensa disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.